Vadim Avdeychik

(212) 318-6054

vadimavdeychik@paulhastings.com

January 30, 2019

Ms. Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Keeley Funds, Inc. (the “Company”)
File No.: 811-21761

Dear Ms. Fettig:

This letter responds to your electronic communication to the undersigned with respect to the Company’s Annual Report filed on Form N-CSR (“Annual Report”), which was filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2018 (SEC Accession No. 0001193125-18-332307).

You have noted that the Annual Report contains the annual report for the period ended September 30, 2018, however the period date in EDGAR was entered as September 30, 2017. As a result, you have asked that the Company submit a correspondence filing requesting a correction of the period date entered in EDGAR to September 30, 2018. Accordingly, please allow this correspondence filing to serve as such request.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP